[STATE STREET LETTERHEAD]


May 1, 2006


VIA EDGAR CORRESPONDENCE

Mr. James O'Connor
Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

Re:      Henderson Global Funds ("Registrant")
         (File Nos. 333-62270, 811-10399)

Dear Mr. O'Connor:

This letter responds to the comments on Post-Effective Amendment No. 18 to the Registrant's registration statement on Form N-1A ("Registration Statement") on behalf of the Henderson Worldwide Bond Fund (formerly Henderson Income Advantage
Fund) (the "Fund") that were provided to me by telephone on Thursday, April 20, 2006 and Monday, April 24, 2006.

1. SEC Comment: Please confirm that the Fund's investment objective and investment strategies are non-fundamental.

         Response: The Fund's investment objective and investment strategies are non-fundamental. As stated in the Prospectus in the section entitled "ADDITIONAL INFORMATION ABOUT INVESTMENT STRATEGIES AND RISKS - Changes in Policies and Additional Information" on page 34, the Funds' Trustees may change a Fund's investment objective, investment strategies and other policies without shareholder approval, except as otherwise indicated. The Fund's investment restrictions that are specifically identified as fundamental and as set forth in the Statement of Additional Information under "INVESTMENT RESTRICTIONS" are the only policies of the Fund that are fundamental.

2. SEC Comment: Please disclose to what extent the Fund will be investing in debt securities outside the United States?

         Response: The Prospectus does not limit the extent to which the Fund may invest in debt securities located outside the United States. For the staff's information, the Fund anticipates investing approximately 60-90% of its net assets in debt securities located outside the United States.

3. SEC Comment: Please explain how the Fund intends to achieve investing "Worldwide." Please explain how Rule 35d-1 of the Investment Company Act of 1940, as amended applies to a fund with the term "worldwide."

         Response: There are no geographic limitations on the Fund's investments so the Fund may invest "worldwide" in both domestic and foreign securities. According to the investment company names adopting release, the term "worldwide" is not subject to Rule 35d-1 of the 1940 Act(1).

4. SEC Comment: In the section entitled "Principal Investment Strategies" of the Supplement to the Prospectus, the seventh paragraph states that the Fund may invest in mortgage-related and other asset-backed securities. Please indicate if the Fund will invest substantially in such securities. If the Fund intends to invest substantially in these securities, please provide risk disclosure. Please see the letter from the Securities and Exchange Commission dated October 17, 2003 addressed to Craig Tyle, General Counsel of the Investment Company Institute, addressing disclosure by funds investing in government sponsored enterprises.

         Response: For the staff's information, the Fund does not intend to invest substantially in such securities.

5. SEC Comment: In the section entitled "Principal Investment Strategies" of the Supplement to the Prospectus, the fourth paragraph includes several bullet points. Please use "plain english" with respect to these factors. Please change the word "frames" in the first bullet point to "determines."

         Response: The disclosure will be revised to read as follows:

                   "Sector, regional and industry allocations are evaluated within a broader economic and market context and involve:

                           o evaluation of the economic and interest rate environment that determines asset sector allocation and quality mix

                           o evaluation of the country and regional economic environment to support country allocation decisions

                           o analysis of industry weightings including stability and growth of industries, cash flows and/or positive equity momentum"

6. SEC Comment: In the section entitled "Principal Investment Strategies" of the Supplement to the Prospectus, the fifth paragraph lists factors that the manager may consider in selling a security, including the "inability to establish open communication with management". If the manager can not establish communication with management, should the manager hold the security? Please explain.


---------------
(1) Please see Investment Company Names Adopting Release No. IC-24828, Note 42.

         Response: This section will be revised to state the "inability to maintain open communication with management."

7. SEC Comment: In the section entitled "Principal Investment Strategies" of the Supplement to the Prospectus, the last sentence of the seventh paragraph states that: "The Fund also may invest up to 20% of its net assets in equity and equity-related securities such as convertibles and debt securities with warrants and may invest up to 15% of its net assets in illiquid securities and corporate loans." Please confirm if the Fund intends to restrict its investments in corporate loans to 15% of its nets assets.

         Response: The Fund does not intend to restrict its investment in corporate loans to 15% of its net assets and will revise the Prospectus accordingly.

8. SEC Comment: Please state the percentage the Fund intends to invest in emerging market securities. If the Fund intends to invest substantially in emerging market securities, please provide risk disclosure.

         Response: For the staff's information, the Fund currently intends to invest approximately 40% of its net assets in emerging market securities. The Fund has emerging market risk disclosure under "Henderson Worldwide Income Fund
- Principal Risks of Investing in the Fund - Foreign Investments Risk" on Page 15 of the Prospectus and under "Additional Information about Investment Strategies and Risks - Investment Risks - All Funds: Foreign Investments - Emerging Markets" on Page 32 of the Prospectus.

You requested that the Registrant make certain representations concerning the Registration Statement and the response being made to the comments received. These representations are included as Exhibit A to this letter.

If you have any further comments or questions, please contact me at (617) 662-3969.

                                              Sincerely,

                                              /s/ Francine S. Hayes
                                              ---------------------
                                              Francine S. Hayes


cc:      C. Yarbrough
         M. Winget


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

                                    EXHIBIT A

[Henderson Global Funds Letterhead]

VIA EDGAR CORRESPONDENCE

Mr. James O'Connor
Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

         Re:      Henderson Global Funds ("Registrant")
                  (File Nos. 333-62270, 811-10399)

         In connection with a response being made on behalf of Henderson Global Funds ("Registrant") to comments you provided with respect to Post-Effective Amendment No. 18 to the Registrant's registration statement filed on Form N-1A for the Registrant on March 20, 2006 ("Registration Statement"), the Registrant hereby acknowledges that:

         o the Registrant is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

         o the effectiveness of the Registration Statement will not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

         o the Registrant may not assert the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

         We hope that the foregoing is responsive to your request made on April 20, 2006 and April 24, 2006. Please do not hesitate to contact the undersigned at (312) 915-9144 if you have any questions concerning the foregoing.

                                                    Sincerely,

                                                    /s/ Christopher K. Yarbrough
                                                    ----------------------------
                                                    Christopher K. Yarbrough
cc:  M. Winget

                                      A-1